FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of SEPTEMBER, 2005

Logan Resources Ltd. (File #000-50737)

(Translation of registrant's name into English)

789 Pender Street West, Suite #570, Vancouver, B.C. Canada, V6C 1H2

(Address of principal executive offices)

Attachments:

1.

News Release dated September 7, 2005- Logan Resources Identifies Two Large Anomalies on Shell Creek Property

2.

News Release dated September 21, 2005- Logan Resources Shell Creek Property Update: Geochem Survey

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X         Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  ____X_____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

MISCELLANEOUS CORP.

(Registrant)

Date:  19 October, 2005

By: /s/ Seamus Young

 Name

Its: President/Director

(Title)

LOGAN RESOURCES LTD.

TSX-V: LGR

NEWS RELEASE

TRADING SYMBOL - LGR (TSX-V) LGREF: PK (USA)	DATE: September 7, 2005

______________________________________________________________________________________

Logan Resources Identifies Two Large Anomalies on Shell Creek Property

Logan Resources Ltd. [TSX-V: LGR] is pleased to report that a preliminary review of the Induced Polarization /Resistivity  (IP/Res) geophysical surveys completed on the 100% owned Shell Creek Property have detected a well-defined, near surface anomaly that was mapped over a distance of 300 metres and a deeper 100 to 150-metre long anomaly to the immediate west. Anomalous copper assays of up to 230 ppm and 80 ppb gold are coincident with the near surface IP/Res anomaly. Both anomalies lie on the north side of an oblong 2.5 (E-W) x 1.5 (N-S) kilometre gravity high with amplitude of greater than one milligal.

These encouraging results define a significantly anomalous area that warrants on extensive drill program.

The 2005 fieldwork program for the Shell Creek property began in the first week of June and the geophysical surveys were conducted by Aurora Geosciences Ltd. Three widely spaced reconnaissance lines of modified pole-dipole induced polarization/apparent resistivity (IP/Res) were surveyed totalling 16.7 kilometres with dipole separations of 25, 50 and 100 metres. 55 gravity readings at spacing of approximately 1 square kilometre were collected over the Shell Creek property.

Silt geochemistry surveys on its Shell Creek Property located 75 kilometres (~47 miles) northwest of Dawson City, in west-central Yukon were completed by Ryanwood Exploration under the supervision of the Company’s geologist, Mark Terry. The samples were sent to Acme Labs in Vancouver for assays and the results will be released in a timely basis.

The Qualified Person for the geophysical portion of the project is Ken Robertson P.Geo.

The Shell Creek Property is now comprised of 588 claim units, covering an area of approximately 123 square kilometres. The claims encompass an 18-kilometre belt of banded iron formation with a direct relationship to the widespread gold-copper mineralization.

Logan Resources Ltd. is a mining exploration company engaged in the acquisition, exploration and development of mineral properties. The Company currently owns five precious and base metal properties in British Columbia, Yukon Territories and a uranium property in Saskatchewan. For more information on the properties and Logan Resources Ltd. please visit www.loganresources.ca and SEDAR and EDGAR websites.

ON BEHALF OF THE BOARD OF DIRECTORS,

”Seamus Young”

Seamus Young,

President, CEO

For further information contact:

Mr. Seamus Young, President and CEO

Telephone: (604) 689-0299
facsimile: (604) 689-0288
email: syoung@loganresources.ca

Statements contained in this news release that are not historical facts are forward-looking statements, which are subject to a number of known and unknown risks, uncertainness and other factors that may cause the actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations in our forward looking statements are reasonable, actual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

The TSX Venture Exchange has neither approved nor disapproved the information contained herein.

LOGAN RESOURCES LTD.

TSX-V: LGR

NEWS RELEASE

TRADING SYMBOL - LGR (TSX-V)

            LGREF: PK (USA)

DATE: September 21, 2005

______________________________________________________________________________________

LOGAN RESOURCES SHELL CREEK PROPERTY UPDATE: GEOCHEM SURVEY

Logan Resources Ltd. [TSX-V: LGR] is pleased to report we have received the geochemical results from our Shell Creek project. Approximately 1,000 soil samples were collected at 50 meter intervals on lines 250 meters and 500 meters apart over an area of 8.5km by 1.5km.

A preliminary interpretation of the results show a significant east west copper anomaly over the entire length of the grid with some scattered gold and uranium anomalous numbers. The work was completed by Ryanwood Exploration under the direct supervision of the Company’s geologist, Mark Terry. Samples were analyzed by Acme Analytical Labs in Vancouver. The Qualified Person for this project is Michael H. Sanguinetti (P.Eng).

The Shell Creek Property, located approximately 75 kilometres (47 miles) north west of Dawson City, Yukon, is comprised of 588 mining claims encompassing an area of approximately 123 square kilometres.

Logan Resources Ltd. is a mining exploration company engaged in the acquisition, exploration and development of mineral properties. The Company currently owns five precious and base metal properties in British Columbia, Yukon Territories and a uranium property in Saskatchewan. For more information on the properties and Logan Resources Ltd. please visit www.loganresources.ca and SEDAR and EDGAR websites.

ON BEHALF OF THE BOARD OF DIRECTORS,

”Seamus Young”

Seamus Young,

President, CEO

For further information contact:

Mr. Seamus Young, President and CEO

Telephone: (604) 689-0299
facsimile: (604) 689-0288
email: syoung@loganresources.ca

Statements contained in this news release that are not historical facts are forward-looking statements, which are subject to a number of known and unknown risks, uncertainness and other factors that may cause the actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations in our forward looking statements are reasonable, actual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

The TSX Venture Exchange has neither approved nor disapproved the information contained herein.